FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 23, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

23 March 2012

Securities issued by, and guarantees of securities granted by, RBS N.V.: Expected Dutch Scheme

On 19 April 2011, the Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V.1 and The Royal Bank of Scotland N.V.2 (RBS N.V.) announced that they had approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures: http://www.investors.rbs.com/RBS_NV.

It was also announced that it was expected that the Proposed Transfers would be implemented on a phased basis over a period ending 31 December 2013 and that a large part of the Proposed Transfers, including the transfers of certain securities issued by RBS N.V., was expected to have taken place by the end of 2012. It is expected that the Proposed Transfers will include the transfer of a substantial part of the business conducted by RBS N.V. in The Netherlands as well as in certain EMEA branches of RBS N.V.3 (the “Transferring Businesses”) to RBS plc. Such transfer is expected to be effected by way of a Dutch statutory demerger (the “Demerger”) of the Transferring Businesses to RBS II B.V. (a Dutch company licensed as a bank in The Netherlands that has been established specifically for the purposes of the Dutch Scheme), followed by the merger of RBS II B.V. into RBS plc by way of a cross-border merger (together with the Demerger, the “Dutch Scheme”). The Dutch Scheme would be subject, amongst other matters, to regulatory and court approvals.

RBS plc and RBS N.V. announce that they have today published two lists of securities issued by RBS N.V.:

(1) a list of all of RBS N.V.’s Structured Retail Products for which it is possible that RBS plc can become the issuer of such securities under the Dutch Scheme, indicating whether or not RBS plc is expected to become the issuer of those securities pursuant to the Dutch Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme), and

(2) a list of all of RBS N.V.’s Fixed Income Securities (excluding Structured Retail Products), indicating whether or not RBS plc is expected to become the issuer of those securities pursuant to the Dutch Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme). If it is indicated in this list of securities that RBS plc is not expected to become the issuer under the Dutch Scheme, the expectation is that (A) RBS N.V. will remain the issuer of such securities, and (B) RBS plc will not become their issuer pursuant to the Proposed Transfers generally.  Investors will note that the three series of Trust Preferred Securities issued by RBS N.V. Capital Funding Trusts V, VI and VII will not be transferred to RBS plc, and other subordinated (lower tier 2) securities will also be retained within RBS N.V. in order to preserve RBS N.V.'s regulatory capital position.

Details can be viewed at http://www.investors.rbs.com/RBS_NV. Such information on the website is current as at the date there indicated and investors should refer to the website from time to time for updated information. Investors are directed to read and consider the Disclaimer set out below, to which this announcement and the information referred to herein are subject.

From or around the date of this announcement, RBS N.V. will include provisions in the issue or offer documents (including term sheets) for any new issues of securities which are eligible for the Dutch Scheme to indicate whether or not RBS plc is expected to become the issuer of those securities as a result of the Dutch Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme).

1	Formerly known as ABN AMRO Holding N.V.
2	Formerly known as ABN AMRO Bank N.V.
3	Located in Austria, Belgium, the Czech Republic, Denmark, France, Germany, Greece, Italy, Poland, Slovakia, Spain, Sweden, Switzerland and the United Kingdom

The Dutch Scheme, if implemented, is a further step in the process of the Proposed Transfers. RBS N.V. will announce details of any further steps in this process, including details of any other Structured Retail Products securities issued by RBS N.V. in respect of which RBS plc may become the issuer, in due course.

In respect of guarantees granted by RBS N.V. in relation to securities issued by entities other than RBS N.V. (the “Guaranteed Securities”) where the guarantees are eligible for the Dutch Scheme, RBS plc is not expected to become the guarantor of such Guaranteed Securities pursuant to the Dutch Scheme and RBS N.V. is expected to remain the guarantor of such Guaranteed Securities.

The current senior long term ratings of RBS N.V. from each of Moody’s, Standard & Poor’s and Fitch are set out in the table below.

	Long Term	Outlook
Moody’s	A2	RuR*
Standard & Poor’s	A	Stable
Fitch	A	Stable
* Ratings under review

RBS plc is engaged in regular dialogue with each of these agencies regarding its ratings and those of its rated subsidiaries, including updating them on the progress of the Proposed Transfers.

There is no requirement for investors in RBS N.V. securities or Guaranteed Securities to take any action now. Any action required in connection with the Proposed Transfers will be communicated in a timely way with a view to ensuring a smooth transition.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Dutch Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which RBS plc may become the issuer, the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Dutch Scheme as set out above or to the plans for the guarantees of the Guaranteed Securities) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Dutch Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Dutch Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Dutch Scheme, please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers (including the Dutch Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. None of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. nor RBS II B.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 23, 2012	By:	/s/ Jan Cargill
			Name:	Jan Cargill
			Title:	Deputy Group Secretary